Exhibit 99.3

A copy of Imperial Tobacco Group PLC’s Interim Report 2004 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

El4 5HS